Resolute Forest Products Inc.

111 Duke Street, Suite 5000

Montreal, Quebec H3C 2M1

April 1, 2014

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director

RE:	Resolute Forest Products Inc.
Registration Statement on Form S-4
Filed March 3, 2014
File No. 333-194285

Dear Mr. Schwall:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 21, 2014 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-194285), filed by Resolute Forest Products Inc. (“we,” “us,” “our” or the “Company”).

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.

Registration Statement on Form S-4 Filed March 3, 2014

Incorporation of Certain Documents by Reference, page 94

1.	We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, the Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. Prior to requesting effectiveness of this registration statement, please either file the definitive proxy statement or include the Part III information in an amended Form 10-K. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Securities and Exchange Commission

April 1, 2014

Response:

The Company acknowledges the Staff’s comment and confirms that it will not request effectiveness of the registration statement until it has filed its definitive proxy statement or amends its Form 10-K to include the previously omitted Part III information.

*        *        *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon
Jacques P. Vachon
Senior Vice President and
Chief Legal Officer